GVURA CORP.

Ul. Prof. Tsani Kalianjiev 14, ap 1, Varna, Bulgaria, 9000

April 29, 2015

Mr. Jeff Kauten and Mr. Jan Woo

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: GVURA Corp

Registration Statement on Form S-1

Filed on: January 27, 2015

     File No. 333- 201711

Dear Ms. Walsh  and Mr. Guidry,

We received your letter dated April 21, 2015, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 27, 2015:

Prospectus Summary

Gvura Corp., page 5

1. We note your response to comment 7. Please also file the exhibit required by Item 601(b)(21) of Regulation S-K.

The Offering, page 7

In response to comment number 1 the company has revised to comply with by filing exhibit 21.

2. We note your response to comment 8. Please provide further details about when your board of directors will decide that it is in the best interest of your company to terminate this offering prior to the completion of the sale of all shares being registered on this registration statement.

In response to comment number 2 the company has revised accordingly: “(ii) the Board of Directors may terminate the offering when management feels that it is no longer able to raise significant additional funds prior the completion of the sale of all 5,000,000 shares registered under the Registration Statement of which this Prospectus is part,”

Dilution, page 16

3. The amount of stockholder’s equity disclosed in the paragraph following the dilution table and used in computing net tangible book value per share before the offering does not agree to the balance sheet on page 41. Also, it appears that you computed pro forma net tangible book value per share after the offering based on gross proceeds rather than net proceeds. Please revise your disclosure and computations accordingly. In addition, please revise the description of the “net tangible book value per common share offering” line item to indicate that it represents net book value per common share before the offering.

In response to comment number 3 the company has complied with all the suggested changes to that comment.

Management’s Discussion and Analysis or Plan of Operation

Plan of Operation, page 17

4. We note your response to comment 19. Please revise your disclosure to clarify that it is your belief that “it will take up to six months” to start your operations.

In response to comment number 4 the company has revised to add: “In our opinion.”

Business Overview

Boats and Motorcycles for Order and Consulting, page 22

5. We note your response to comment 24. Please clarify whether you plan to hire a mechanic and revise your disclosure accordingly, including but not limited to your plan of operations.

In response to comment number 5 the company has revised to delete the reference: “and check their technical condition before delivery”.

Directors, Executive Officers, Promoter and Control Persons, page 25

6. We note your response to comment 25. Please revise your disclosure to clarify the principal business of UDACHCHA EOOD. Please see Item 401(e) of Regulation S-K.

In response to comment number the company has revised the disclosure to clarify that the principal business of UDACHA EOOD by adding: “which principal business was buying boats that required repair, repairing them and reselling them.”

Plan of Distribution, page 28

7. Although we note your response to comment 28, we also note that Exhibit 99.1 was not included with this amendment. Please include your subscription agreement in your next amendment.

In response to comment number 7 the company has revised to include our subscription agreement with this amendment as exhibit 99.1

Item 17. Undertakings, page 51

8. We note your revisions in response to comment 33. If appropriate, please include the undertakings from Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

In response to comment number 8 the company has revised to add the following:“(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 117;

 (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or our securities provided by or on behalf of the undersigned registrant; and (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.”

Signature Page, page 51

9. We note your revisions in response to comment 34. Please clarify that David Flaxman is signing the registration statement as your Principal Executive Officer, in addition to his other titles. Please also remove the phrase “certifies that it has reasonable grounds to believe that it meets all the requirements of Form S-1 and authorized this” from the introductory paragraph that precedes your signature block and revise to include the language required by Form S-1.

In response to comment number 9 the company has revised to comply with.

Exhibit 23.2

10. The consent refers to the review report dated March 26, 2015 for the period ending February 28, 2015, which is not included in the prospectus. The consent required by Item 601(b)(23) of Regulation S-K should refer to the audit report dated January 7, 2015. In addition, if you include the review report of your independent accountant in the prospectus you should file Exhibit 15. Please refer to Item 601(b)(15) of Regulation S-K.

In response to comment number 10 the company filled an updated consent.

This letter responds to all comments contained in your letter dated April 21, 2015.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: David Flaxman

Email: info@gvura.eu

Telephone: 702 605 4591

Thank you.

Sincerely,

/S/ David Flaxman

David Flaxman, President